NEWS RELEASE	CONTACT:

FOR IMMEDIATE RELEASE	Joanne W. Prier Telephone: (203) 329-4545

LINCOLN SNACKS ANNOUNCES MERGER PLANS

                      STAMFORD, Conn. — August 3, 2001 — Lincoln Snacks Company (OTC BB: SNAX) announced today that it has entered into a definitive Agreement and Plan of Merger with Brynwood Partners III L.P. and Lincoln Snacks Acquisition Corp., a wholly owned subsidiary of Brynwood. Pursuant to the Merger Agreement, Lincoln Snacks Acquisition would be merged into Lincoln Snacks, and each share of common stock of Lincoln Snacks (other than shares owned by Brynwood and shares the holders of which have exercised appraisal rights under Delaware law) would be converted into the right to receive $3.50 in cash.

                      Following the merger, Lincoln Snacks would be a wholly owned subsidiary of Brynwood. Brynwood currently owns approximately 89.8% of the outstanding common stock of Lincoln Snacks.

                      Consummation of the merger contemplated by the Merger Agreement is subject to the satisfaction or waiver of a number of customary conditions. Lincoln Snacks anticipates that it will hold a Special Meeting of Stockholders late in the third calendar quarter 2001 for the purpose of acting on a proposal to approve the Merger Agreement and that, subject to receiving such approval, the merger will be consummated promptly thereafter.

                      Lincoln is one of the world's leading manufacturers and marketers of caramelized pre-popped popcorn. Its primary product lines are sold under the brand names of Poppycock®, Fiddle Faddle® and Screaming Yellow Zonkers®.